Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anchor BanCorp Wisconsin Inc.

Commission File No.: 001-34955

On February 9, 2016, Old National Bancorp filed a Current Report on Form 8-K with the Securities and Exchange Commission that included a slide presentation its executive officers intend to use in one or more meetings with investors and analysts. The following slides are excerpts from the presentation and relate to Old National Bancorp’s pending acquisition of Anchor Bancorp Wisconsin Inc.

Investment Thesis Financial Data as of 12-31-15 Dated: February 9, 2016

Additional Information for Shareholders of Anchor BanCorp Wisconsin Inc. Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Anchor BanCorp Wisconsin Inc. (“Anchor”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorbank.com under the tab “About Us.” ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger.  Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2015.  Information about the directors and executive officers of Anchor is set forth in the proxy statement for Anchor’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 27, 2015.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Anchor. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Anchor’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Anchor to execute their respective business plans (including integrating the ONB and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other factors identified in ONB’s Annual Report on Form 10-K and other periodic filings with the SEC and other factors identified in this presentation. These forward-looking statements are made only as of the date of this presentation, and neither ONB nor Anchor undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.

Non-GAAP Financial Measures These slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the registrant; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, Old National Bancorp has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure.

A Look Ahead to 2016 2016 Outlook1 Balance Sheet Loans Mid single digit growth consistent with last half of 2015 Deposits Low single digit growth despite increased competition and pricing discipline Income Statement Core Net Interest Margin Stable assuming no further rate increases Fee-Based Businesses Stable to slightly down depending on market conditions Noninterest Expense Low single digit decrease in operational expenses (excludes merger/integration & efficiency charges) Asset Quality Provision Yes – modest increase to reflect loan growth Net Charge-Offs Move from net recoveries to net charge-offs of .05% to .15% Nonperforming Assets Continued trend downward Delinquencies Stable – continued below peer levels Capital Dividend Increased 8.3% on January 28, 2016 Stock Buyback None authorized – future buy backs dependent on M&A environment Taxes Effective Tax Rate GAAP rate of 26.3% – Fully taxable equivalent rate of 35.5% 1 Excludes the impact of the pending partnership with Anchor BanCorp Pending Anchor Partnership – election of 3.5505 common shares of ONB or $48.50 (fixed) in cash for each share of Anchor – 40% of Anchor shares receive cash – 4% accretive to 2016 EPS street estimates, excluding transaction-related expenses

ONB to Partner with ABCW Anchor BanCorp includes 46 branches, $1.6 billion in loans, $1.8 billion in deposits and $367 million in common shareholders’ equity as of December 31, 2015 Top 5 market presence in Madison, WI – One of the most attractive markets in the Midwest $461 million in total consideration1 Election of 3.5505 common shares of ONB or $48.50 (fixed) in cash for each share of Anchor (40% of Anchor shares receive cash) $187 million in cash $274 million in stock value 128% price / tangible book value2 (9/30/15) 13.6x price / 2017 earnings + cost savings Expected to close in 2Q 2016, subject to closing conditions 1 Exchange ratio is subject to adjustment under certain circumstances. Assumes issuance of 20.55 million shares of ONB valued at $13.34 (10-day average closing as of January 8, 2016) 2 See Appendix for Non-GAAP reconciliation

Compelling Financial Returns Strategic Fit Financial data as of September 30, 2015, per SNL Financial and Company documents — assumes merger and acquisition charges to be booked 50% prior to close, 50% in the remainder of 2016 Well-Positioned for Successful Execution Anchor’s team has successfully executed its turnaround plan – returning the company to sustainable profitability Well-defined, achievable operating efficiencies that drive enhanced operating leverage and profitability ONB’s track record of 10 successful integrations since 2007 Provides entry into attractive markets with strong demographics and similar cultures Adds 46 full-service branches with $1.6 billion in loans and $1.8 billion in deposits Compelling Financial Returns Tangible book value dilution of approximately $0.30 at closing Tangible book value earn back period of approximately 2.5 years using the Crossover method Expected to be 4% accretive to 2016 street estimates of EPS, excluding transaction-related expenses Expected to be 9% accretive to 2017 street estimates of EPS 18% IRR Projected capital ratios exceed “well capitalized” guidelines Assumptions Expected cost savings of 32% - anticipate 75% realized in 2016 and 100% realized in 2017 Gross loan credit mark estimated at $40.5 million, or 2.6% of total gross loans Loan interest rate mark estimated at $41.3 million, or 2.8% of total gross loans Core deposit intangible of 1.6% Assumes pre-tax merger-related charges of approximately $46.5 million No additional common equity raise necessary

Why Wisconsin? Cultural similarities to newly entered growth markets Comparable competitive dynamics and client opportunities Wisconsin’s forecasted job picture has improved dramatically to No. 21 this year.1 Ranked #1 in the East North Central Region by Site Selection for top Workforce Development States Tied for 7th among all US states for job creation in the 2015 annual Gallup poll 1 Forbes.com

Transforming Old National's Landscape



Consolidation of 5 branches
Sold non-strategic market – Clarksville, TN – 5 branches
Consolidation of 2 branches
Acquired St. Joseph Capital – Entry into Northern IN market February, 2007
Consolidation of 1 branch
Consolidation of 10 branches
Acquired Monroe Bancorp – Enhanced Bloomington, IN presence January, 2011
Sold non-strategic market – Chicago-area - 4 branches
Acquired Indiana Community – Entry into Columbus, IN September, 2012
Sold 12 branches
Acquired Tower Financial – Enhancing Ft. Wayne, IN presence April, 2014
Acquired United Bancorp — Entering Ann Arbor, MI July, 2014
Acquired LSB Financial Corp.– Enhancing Lafayette, IN presence November, 2014
Sold non-strategic market – Southern IL – 12 branches + 5 branches
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
Returned to community bank model
Sold non-strategic market – O'Fallon, IL – 1 branch
Consolidation of 8 branches
Acquired 65 Charter One branches throughout Indiana March, 2009
Consolidation of 12 branches
Consolidation of 44 branches
FDIC-assisted acquisition of Integra Bank July, 2011
Consolidation of 21 branches
Acquired 24 MI / IN branches July, 2013
Consolidation of 22 branches
Consolidation of 4 branches
Acquired Founders Financial Corporation– Entry into Grand Rapids, MI January, 2015
Consolidation of 23 branches
Announced Intent to Acquire Anchor BanCorp Wisconsin Inc. – Entering the state of Wisconsin January 12, 2016

Acquired 209

Sold 39

Consolidated 152

42

Non-GAAP Reconciliations $ in millions

Non-GAAP Reconciliations $ in millions

Non-GAAP Reconciliations

Non-GAAP Reconciliations $ in millions Deal Price to ABCW Tangible Book Value 9/30/2015 Total Shareholders' Equity $359.9 Deduct: Goodwill and Intangibles Assets - Tangible Common Shareholders' Equity $359.9 Deal Value $461.3 Price to Tangible Book Value 128.2%